FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2004

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)
24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 — _________________

Table of Contents

        This Form 6-K/A amends Form 6-K filed on May 6, 2004. Attached to the original Form 6-K was a press release containing unaudited financial information for the year ended December 31, 2003 and the quarter ended March 31, 2004 for Ceragon Networks Ltd. This Form 6-K/A makes the following amendments to reflect the recognition of a non-cash charge for the year ended December 31, 2003 totaling $3,432,000 resulting from recording a warrant at fair value. On October 31, 2002, the Company entered into a supplementary arrangement with one of its suppliers, according to which, the Company issued a warrant to the supplier to purchase an aggregate of 700,000 Ordinary shares of the Company. The Company recorded the carrying amount of the warrant at inception as a liability of $875,000. During November 2003, the supplier exercised the warrant by a cashless exercise into 699,624 Ordinary shares. Accordingly, the Company reclassified the fair value of the warrant at the date of exercise from a liability to equity. During 2003, as a result of the adoption and implementation of SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”) (effective at the beginning of the first interim period beginning after June 15, 2003) the Company recognized a non-cash charge in the financial statements totaling $3,432,000. As a result, at and for the year ended December 31, 2003, the Company revised net loss to $7,722,000, basic and diluted net loss per share to ($0.33), additional paid-in capital to $175,043,000 and accumulated deficit to ($126,026,000). In addition, at and for the quarter ended March 31, 2004, the Company revised additional paid-in capital to $175,276,000 and accumulated deficit to ($125,987,000). This non-cash charge had no impact on previously reported first quarter 2004 operating results.

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2004	CERAGON NETWORKS LTD. BY: /S/ Shraga Katz —————————————— Shraga Katz President and CEO

Exhibit Description
        Ceragon Networks Revised First Quarter 2004 and Fiscal Year 2003 Financial Results

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,		Year ended December 31,
	2004	2003	2003
	Unaudited		Unaudited

Revenues	$11,397	$7,037	$34,421
Cost of revenues	6,532	4,434	20,646

Gross profit	4,865	2,603	13,775

Operating expenses:
Research and development	2,186	2,172	8,946
Less - grants and participations	493	450	1,976

Research and development, net	1,693	1,722	6,970
Sales and marketing, net	2,735	2,364	9,437
General and administrative	524	510	2,167
Amortization of deferred stock
compensation (a)	158	451	1,354
Non-recurring income, net	-	(82)	(704)

Total operating expenses	5,110	4,965	19,224

Operating loss	(245)	(2,362)	(5,449)
Financial income, net	253	264	1,159
Other income	31	-	-
Other financial expenses - non cash
charge relating to puttable warrant	0	0	(3,432)

Net profit (loss)	$39	$(2,098)	$(7,722)

Basic and diluted net profit (loss)
per share	$0.00	$(0.09)	$(0.33)

Weighted average number of shares
used in computing basic net
income (loss) per share	24,729,552	22,609,179	23,063,160

(a)
Amortization of deferred stock
compensation relates to the
following:
Cost of revenues	$15	$37	$109
Research and development, net	44	136	400
Sales and marketing, net	75	171	530
General and administrative	24	107	315

Total amortization of deferred
stock compensation	$158	$451	$1,354

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CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31, 2004	December 31, 2003
	Unaudited	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,602	$7,307
Short-term bank deposits	6,648	10,556
Marketable securities	5,937	4,861
Trade receivables, net	7,436	5,056
Other accounts receivable and prepaid expenses	2,608	2,892
Inventories	13,045	11,103

Total current assets	45,276	41,775

LONG-TERM INVESTMENTS:
Long-term bank deposits	5,115	1,473
Long-term marketable securities	11,671	14,849
Long-term receivables	300	-
Severance pay funds	1,686	1,664

Total long-term investments	18,772	17,986

PROPERTY AND EQUIPMENT, NET	2,654	2,667

Total assets	$66,702	$62,428

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$8,652	$5,662
Other accounts payable and accrued expenses	6,351	5,632
Total current liabilities	15,003	11,294

ACCRUED SEVERANCE PAY	2,542	2,451

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 40,000,000 shares as of December 31, 2003 and March 31, 2004; Issued
and outstanding: 24,675,313 shares and 24,783,791 shares as
of December 31, 2003 and March 31, 2004, respectively	61	61
Additional paid-in capital	175,276	175,043
Deferred stock compensation	(237)	(395)
Accumulated other comprehensive income	44	-
Accumulated deficit	(125,987)	(126,026)

Total shareholders' equity	49,157	48,683

Total liabilities and shareholders' equity	$66,702	$62,428

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This report may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.